ISSUED ON BEHALF OF RELX PLC

Result of General Meeting

RELX PLC (the ‘Company’) announces that at a General Meeting of the Company held earlier today, resolution 1, as set out in the Notice of General Meeting dated 23 April 2020, was duly passed.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The poll result on the resolution at the General Meeting was as follows:

	Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding Treasury shares)	Withheld
1.	Increase in borrowing limit	1,436,055,325	88.51	186,415,048	11.49	1,622,470,373	84.01%	138,974

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	At the close of business on Thursday 21 May 2020 the total number of ordinary shares in issue, excluding Treasury shares, was 1,931,346,963

4.

The full text of the resolution can be found in the Notice of General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

5.	As per Listing Rule 9.6.2, a copy of the resolution passed will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism